Exhibit 99.3

THE CLOROX COMPANY
RECONCILIATION OF ECONOMIC PROFIT

Dollars in millions	FY11(1)	FY10	FY09
Earnings from continuing operations before income taxes	$563	$805	$709
Adjustments to earnings related to the Auto Businesses	114	120	102
Earnings before income taxes
including the Auto Businesses	677	925	811
Non-cash restructuring-related and asset impairment costs(2)	6	4	10
Non-cash goodwill impairment(2)	258	-	-
Interest expense(3)	123	139	161
Earnings from continuing operations before income taxes,
non-cash restructuring-related and asset impairment costs,
non-cash goodwill impairment and interest expense	$1,064	$1,068	$982
Adjusted after tax profit(4)	$704	$697	$650
Average capital employed(5)	3,037	2,928	3,045
Capital charge(6)	273	264	274
Economic profit (Adjusted after tax profit less capital charge)	$431	$433	$376
% change over prior year	-0.5%	+15.2%	+3.6%

(1) The earnings from continuing operations before income taxes, the adjustments to earnings related to the Auto Businesses and total capital employed are adjusted in accordance with the terms of the short-term incentive compensation plan.

(2) Non-cash restructuring-related and asset impairment costs and goodwill impairment are added back to earnings from continuing operations before income taxes and adjusted capital employed to more closely reflect cash earnings and the total capital investment used to generate those earnings.

(3) Interest expense is added back to earnings because it is included as a component of the capital charge.

(4) Adjusted after tax profit represents earnings from continuing operations before income taxes, non-cash restructuring-related and asset impairment costs, the non-cash goodwill impairment charge and interest expense, after tax. The tax rate applied is the effective tax rate on continuing operations before the non-cash goodwill impairment charge, which was 33.8%, 34.7% and 33.5% in fiscal years 2011, 2010 and 2009, respectively. The difference between the fiscal year 2011 effective tax rate on continuing operations before the non-cash goodwill impairment charge and the effective tax rate on continuing operations of 49.0% is (16.0)% related to the non-deductible non-cash goodwill impairment charge and 0.8% for other tax effects related to excluding this charge.

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Exhibit 99.3 Cont.

(5) Total capital employed represents total assets less non-interest bearing liabilities. Adjusted capital employed represents total capital employed adjusted to add back current year non-cash restructuring-related and asset impairment costs. Average capital employed represents a two-point average of adjusted capital employed for the current year and total capital employed for the prior year, based on year-end balances. See below for details of the average capital employed calculation:

	FY11(1)	FY10	FY09
Total assets	$4,163	$4,548	$4,569
Adjustments related to the Auto Businesses	434	-	-
Total assets adjusted for Auto Businesses	4,597	4,548	4,569
Less:
Accounts payable	423	409	380
Accrued liabilities	442	491	471
Income taxes payable	41	74	86
Other liabilities	619	677	640
Deferred income taxes	140	19	18
Non-interest bearing liabilities	1,665	1,670	1,595
Total capital employed	2,932	2,878	2,974
Non-cash restructuring and asset
impairment costs	264	4	10
Adjusted capital employed	$3,196	$2,882	$2,984
Average capital employed	$3,037	$2,928	$3,045

(6) Capital charge represents average capital employed multiplied by the weighted -average cost of capital. The nominal weighted-average cost of capital used to calculate the capital charge was 9% for all fiscal years presented.

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